EXHIBIT 1.1
                                                                     -----------

THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ANNOUNCEMENT.


                         [GRAPHIC OMITTED][LOGO ASIASAT]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [TRANSLATION OF COMPANY NAME]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)


                      FUTURE ONGOING CONNECTED TRANSACTIONS
                                       AND
                APPLICATION FOR AN ONGOING CONNECTED TRANSACTION
                                     WAIVER

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ON 26 APRIL 2002, ASIA SATELLITE TELECOMMUNICATIONS COMPANY LIMITED ("ASIASAT"),
A WHOLLY OWNED SUBSIDIARY OF THE COMPANY, ENTERED INTO AN AGREEMENT WITH CITIC TECHNOLOGY COMPANY LIMITED ("CITITECH"), A WHOLLY OWNED SUBSIDIARY OF CHINA INTERNATIONAL TRUST AND INVESTMENT CORPORATION THAT INDIRECTLY HOLDS 34.8% INTEREST IN THE COMPANY, WHEREBY CITITECH WOULD COLLECT UTILISATION FEES FROM SOME OF ASIASAT'S PRC CUSTOMERS AND TRANSFER THE RECEIPTS TO ASIASAT IN HONG
KONG ("SERVICES"). IN CONSIDERATION FOR THIS, ASIASAT WOULD PAY CITITECH A SERVICE FEE OF 1.7% OF THE UTILISATION FEES COLLECTED (THE "AGREEMENT").

THE AGREEMENT CONSTITUTES A CONNECTED TRANSACTION FOR THE COMPANY UNDER THE LISTING RULES.
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On 26 April 2002, Asia Satellite Telecommunications Company Limited ("AsiaSat"),
a wholly owned subsidiary of the Company, entered into an agreement with CITIC Technology Company Limited ("CITITECH"), a wholly owned subsidiary of China International Trust and Investment Corporation that indirectly holds 34.8% interest in the Company, whereby CITITECH would collect utilisation fees from some of AsiaSat's PRC customers for the provision of transponder capacity on AsiaSat's satellites and transfer the receipts to AsiaSat in Hong Kong ("Services"). In consideration for this, AsiaSat would pay CITITECH a service fee of 1.7% of the utilisation fees collected (the "Agreement"). Such service fee is a result of negotiations between AsiaSat and CITITECH and the Directors believe it to be fair and reasonable given the nature of the Services and the need for them to be provided by a company that AsiaSat can entrust because of the potential credit risk involved.

The consideration for the Services at the time the Agreement was entered into was below the threshold of HK$1 million or 0.03% of the Company's net tangible assets ("NTA") (i.e. 0.03% x HK$2,870 million as at 31 December 2001 = HK$861,000) as set out in Rule 14.24(5) of the Listing Rules, and the threshold was not exceeded until October 2002. The accumulative fees for the Services paid up to 31 December

2002 are CNY1,701,707.40, which is equivalent to HK$1,612,992.80 at the exchange rate of 1.055. Failure by the Company to make timely disclosure in accordance with Rule 14.25(1) of the Listing Rules as soon as the Services became subject to such Rule was due to an inadvertent oversight on the Company's part and constitutes a breach of the Listing Rules. The Exchange has indicated that it reserves the right to take any appropriate disciplinary action against the Company.

The Agreement is an ongoing agreement with no definite term and, although the amount of consideration involved in the next three years cannot be quantified in advance, it is estimated to be similar to that paid in 2002. As such, the Services will constitute ongoing transactions for the Company under the Listing Rules. Furthermore, as the Services will arise on a regular basis, the Company has applied to the Stock Exchange for an ongoing waiver from the press announcement disclosure requirement in respect of the Services on each occasion they arise. The Services will be subject to the conditions set out in this announcement.

                   FUTURE ONGOING CONNECTED TRANSACTION WAIVER

As AsiaSat will continue to use CITITECH's Services on a regular and continuing basis, such Services will constitute ongoing connected transactions for the Company under the Listing Rules. Fees charged by CITITECH will be the same as those charged to independent third party customers of CITITECH.

The aggregate value of the Services amounted to CNY1,701,707.40 (equivalent to HK$1,612,992.80 at the exchange rate of 1.055) for the year ended 31 December 2002 and is expected to amount to a similar amount for the year ending 31 December 2003. As such, the future annual aggregate value of the Services is likely to exceed the threshold of HK$1 million or 0.03% of the Company's audited consolidated NTA. The Directors consider that the Services will be entered into on normal commercial terms in the ordinary and usual course of business of AsiaSat and propose to impose a cap amount (the "Cap Amount") of the lower of HK$3,000,000 or 0.1% of the audited consolidated NTA of the Company for each financial year in respect of the Services. As the annual aggregate value of the Services will be less than HK$10,000,000 or 3% of the audited consolidated NTA of the Company, the Services will be subject to only the press announcement and annual report disclosure requirements under Rule 14.25(1) of the Listing Rules but will not be subject to the approval of the shareholders of the Company.

The Directors (including the independent non-executive Directors) consider that the terms of the Services are on normal commercial terms, and fair and reasonable so far as the shareholders of the Company are concerned.

                               APPLICATION FOR AN
                      ONGOING CONNECTED TRANSACTION WAIVER

As the Services will continue to arise on a regular basis, the Directors consider that strict compliance with the press announcement disclosure requirement under the Listing Rules for the Services each time they arise would be impracticable and unduly burdensome for the Company. Accordingly, the Company has applied to the Stock Exchange for an ongoing waiver from the press announcement disclosure requirement in respect of the Services each time they arise. The Services will be subject to the conditions that :

1.       the Services shall be :-

         (i) entered into by the Company's subsidiary in the ordinary and usual course of business;

         (ii) conducted either on normal commercial terms (which expression shall be applied by reference to transactions of a similar nature and to be made by similar entities), or (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

         (iii) entered into either in accordance with the terms of the Agreement governing the transaction or (where there is no such agreement) on terms no less favourable than those available to or from independent third parties;

2. the aggregate amount of the Services for each financial year of the Company shall not exceed the Cap Amount as mentioned above;

3. the independent non-executive Directors shall review the Services annually and confirm in the Company's next annual report that it has been conducted in the manner as stated in paragraphs 1 and 2 above;

4. the Company's auditors shall review the Services annually and confirm in the Company's next annual report together with a letter (the "Letter") addressed to the Board (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

         (i)      the Services have received the approval of the Board;

         (ii) the Services have been entered into in accordance with the pricing policies as stated in the Company's financial statements;

         (iii) the Services have been entered into in accordance with the terms of the Agreement governing such transaction or, if there is no such agreement, on terms no less favourable than those available to or from independent third parties; and

         (iv)     the Cap Amount has or has not been exceeded.

         Where, for whatever reason, the auditors of the Company decline to accept the engagement or are unable to provide the Letter, the Company shall contact the Listing Division of the Stock Exchange immediately; and

5. details of the Services in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for that financial year.

If any terms of the Services as mentioned above are altered or if the Company or its subsidiary enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future, the Company must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this announcement on transactions of the kind to which the Services belong, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of the Company, the Company shall take immediate steps to ensure compliance with such requirements within a reasonable time.

DEFINITIONS

"Board"           the board of Directors

"Company"         Asia Satellite Telecommunications Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange

"Directors"       the directors of the Company

"Hong Kong"       the Hong Kong Special Administrative Region of the People's
                  Republic of China

"Listing Rules"   Rules Governing the Listing of Securities on the Stock
                  Exchange

"Services"        services provided by CITITECH in collecting and transferring utilisation fees to AsiaSat

"Stock Exchange"  The Stock Exchange of Hong Kong



By Order of the Board
Asia Satellite Telecommunications
Holdings Limited


DENIS LAU
Company Secretary

Hong Kong, 20th February, 2003